Mail Stop 3561

May 12, 2008

John W. Rowe
Chairman, President and Chief Executive Officer
Exelon Corporation
10 South Dearborn St.
Chicago, IL 60680-5379

> **Re: Exelon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 7, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2008**
> **File No. 001-16169**

Dear Mr. Rowe:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007
Item 1A. Risk Factors, page 41

1. We note in the introductory paragraph to your risk factors section you state that there may be additional risks in addition to the ones disclosed. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 71
Outlook for 2008 and beyond, page 75

2. In the second bullet point on page 77, please disclose why Zion Station is being decommissioned 10 years ahead of schedule.

Item 8. Financial Statements and Supplementary Data, page 172
Combined Notes to Consolidated Financial Statements, page 204
Note 4. Regulatory Issues (Exelon, Generation, ComEd and PECO), page 224

3. You disclose on page 225 that ComEd and Generation made commitments to make contributions pursuant to the Illinois Settlement Agreement and that neither the settlement or the enactment of the settlement legislation constituted an obligating event that would require immediate recognition in your financial statements of the entire amount of contributions to be made to rate relief programs and the IPA. As such the contributions are recognized as rate relief credits are applied to customer bills by ComEd and other Illinois utilities or funding is paid to the IPA. Similarly, on page 231 you disclose that all payments pursuant to the settlement agreement with the City of Chicago will be included as a reduction of other revenue in ComEd's statement of operations in the period in which the cash payments are made to the City. Please tell us why these settlements should be accounted for as commitments and recognized as paid as opposed to liabilities and reductions of revenue or as expenses. In your response, please address why the settlements do not meet the criteria in paragraph 8 of SFAS 5 and the terms of the settlement agreements or rate actions that support your accounting treatment. Refer to paragraph 11 of SFAS 71 and paragraphs 35 through 43 of CON 6.

Note 12. Income Taxes, page 258
Accounting for Uncertainty in Income Taxes (Exelon, Generation, ComEd and PECO), page 261

4. Please tell us why the adoption of FIN 48 had an effect on other accounts receivable and other deferred debits and other assets. It may be useful to describe the items and their amounts included in these adjustments.

Other Tax Matters, page 263
1999 Sales of Fossil Generating assets (Exelon and ComEd), page 263

5. Please tell us why you believe your tax position meets the minimum statutory threshold to avoid penalties based on your assessment of the more-than-likely criterion of FIN 48. We are particularly interested in the technical merits of your tax position given the IRS disallowance. Also, from your disclosure it is unclear whether or not you have recognized interest expense. Please advise.

Note 19. Commitments and Contingencies, page 296
Fund Transfer Restrictions, page 315

6. Regarding your disclosure of the Federal Power Act, please tell us and cite any legal
    precedents that define whether a dividend is "excessive." Based on our limited review of
    several final orders issued by the FERC with respect to petitions for dividend
    declarations, it appears that dividends are generally not considered "excessive" as long as
    they are payable out of, and *do not exceed* retained earnings. Please address whether it is
    reasonable to assume that dividends in excess of retained earnings could be considered
    "excessive." If so, it would appear that the net assets of your regulated subsidiaries in
    excess of retained earnings would be restricted assets as defined in Rule 4-08(e)(3) of
    Regulation S-X and that you should disclose the information required by Rule 4-08(e)(3)
    of Regulation S-X and provide Schedule I of Rule 5-04 of Regulation S-X. Please note
    that the requirement to provide Schedule I is premised on the fact that holding companies
    of subsidiaries subject to some degree of regulation may not exercise the level of control
    which consolidated financial statements lead users to presume. The cited industries in
    ASR 302 are banking and insurance but such guidance applies to any holding company in
    which the ability to transfer net assets to the parent is limited. Thus please ensure your
    response comprehends the spirit upon which the Rule is based.

Exhibit 31-1 and 31-2

7. We note that the wording in paragraph 4.d. differs from the wording in the certifications
    in Item 601(b)(31)(i) of Regulation S-K. Please revise to conform to the exact wording
    set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy on Schedule 14A
Nonqualified Deferred Compensation, page 48

8. As requested in comment 11 in our letter dated August 21, 2007, please provide a
    footnote quantifying the extent to which amounts reported in the contributions and
    earnings columns are reported as compensation in the fiscal year and the amounts
    reported in the aggregate balance at last fiscal year end previously were reported as
    compensation to the named executive officer in the summary compensation table for
    previous years. See the Instruction to Item 402(i)(2) of Regulation S-K.

*****

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director